Schering AG and Novartis agree on joint commercialization of novel cancer drug

Separate license agreement for ophthalmic use signed

Berlin, January 25, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that, following regulatory approvals, it will co-promote the novel oral angiogenesis inhibitor PTK787/ZK 222584 (PTK/ZK) for all oncology indications together with Novartis Pharma AG in Europe, North America and Japan. This agreement will enable both Schering and Novartis to maximize the compound's full potential.

An initial research collaboration agreement gave Schering exclusive marketing rights in Europe, while Novartis held corresponding rights for North America.

Under the new agreement, Schering and Novartis will join forces in each of the major markets of the world. The value of the agreement for Schering and Novartis is designed to be equal based on the co-promotion terms and territory allocations. Schering will become the lead partner in Europe while Novartis will be the lead partner in North America. The lead partner will bear the larger part of costs and resources, and will thus retain a correspondingly larger percentage of the profits. For Japan, costs and profits will be shared equally by Schering and Novartis. In Latin America, Africa and Australia Schering will exclusively market PTK/ZK. Novartis will exclusively market the product in Asia, excluding Japan. Additional details of the agreement were not disclosed.

"By joining forces in each of the major markets of the world, Schering and Novartis will be able to rapidly and effectively reach the patients who will benefit most from PTK/ZK," said Marc Rubin, MD, member of the Executive Board of Schering AG, responsible for development and oncology. "PTK/ZK has the potential to significantly advance the clinical approach to colorectal cancer, and to provide a meaningful benefit to patients with this devastating disease. It should play an important role in the expansion of our global oncology business."

PTK/ZK is a novel, oral angiogenesis inhibitor designed to target the tumor blood vessels and potentially lymphatic vessels, thus slowing tumor growth and spread. It is currently being co-developed by Schering and Novartis. The efficacy and safety of the substance is currently being evaluated in two clinical Phase III studies in patients with metastatic colorectal cancer (CONFIRM 1 & 2). The enrollment of approximately 2,000 patients in more than 200 centers was completed in 2004. Schering expects first study results in the second quarter of 2005. It is planned to submit the product for registration in the second half of 2005.


Separate license agreement for ophthalmic use signed

Schering further announced that it has transferred its interest in the ophthalmic use of PTK/ZK in a separate agreement to Novartis since ophthalmic diseases do not represent a core business field of Schering.

Schering will receive an upfront fee, milestone payments and royalties. Financial terms of the deal were not disclosed.

Under the exclusive agreement Novartis is planning to develop and commercialize the compound for the treatment of wet age-related macular degeneration (AMD).


Additional information

PTK/ZK is a novel oral, angiogenesis inhibitor that blocks all known VEGF receptor tyrosine kinases, which play a significant role in tumor angiogenesis, tumor growth, and metastases. PTK/ZK blocks the signaling of all known VEGF pathways at the receptors (VEGFR1, VEGFR2, and VEGFR3) regardless of the growth factor (VEGF A-D). PTK/ZK is being clinically developed in metastatic colorectal cancer and other solid tumor indications.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.
Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61, frank.richtersmeier@schering.de

Your contacts in the US:

Media Relations: Jane Kramer, T: +1-973-487 2246, jane_kramer@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng